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                                                      EXHIBIT 99.5 --
                                                      FURTHER NOTICE OF GENERAL
                                                      MEETING TO SHAREHOLDERS
                                                      REGARDING GENERAL MEETING
                                                      OF SHAREHOLDERS HELD ON
                                                      MAY 29, 1998

                       FURTHER NOTICE OF GENERAL MEETING
                                OZEMAIL LIMITED
                                ACN 066 387 157

FURTHER to the NOTICE OF ANNUAL GENERAL MEETING of OzEmail Limited (the "Company") for a general meeting to be held at Ground Floor, the OzEmail Centre, 39 Herbert Street, St Leonards, Sydney, Australia, on Friday, May 29, 1998 at 10 am Australian eastern standard time to conduct the following business:

1. To receive and consider the profit and loss account and statement of cash flows of the Company for the year ended 31 December 1997, and the balance sheet of the Company as at 31 December 1997.

2.   To receive and consider the directors' report

3.   To receive and consider the auditor's report

4.   To elect directors:

     (a)  Mr. Trevor Kennedy who retires by rotation in accordance with
          Article 14.7 of the Company?s Articles of Association and, being eligible, offers himself for re-election.

     (b)  Mr. David Spence who retires by rotation in accordance with
          Article 14.7 of the Company's Articles of Association and, being eligible, offers himself for re-election.

     (c) Mr. Chris Tyler, who retires in accordance with Article 14.4 of the Company's Articles of Association after being appointed by the Board of the Company since the last Annual General Meeting and, being eligible, offers himself for re-election.

FURTHER NOTICE IS HEREBY GIVEN that at the annual general meeting of the Company on 29 May 1998 at 10.00 am Australian Eastern Standard time at Ground Floor, the OzEmail Centre, 39 Herbert Street, St Leonards, Sydney, New South Wales, Australia, the following additional items of business are to be to be considered as items of ordinary business.

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

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          "That approval is given to, pursuant to a Sale and
          Purchase Agreement relating to Access One between the Company and Solution 6 Holdings Limited ("Solution 6") dated 25 November 1997 (the "Agreement") , the allotment on 25 November, 1997 of 7,200,000 ordinary fully paid
          A$0.004 shares of the Company to Solution 6 and in accordance with, and subject to the conditions of, the Agreement the allotment of up to a further 2,800,000 ordinary fully paid $A0.004 shares of the Company to Solution 6 all such shares having an issue price of US$1.0875, convertible to an Australian dollar equivalent on the date of allotment, per ordinary share."
                                             (see Explanatory Statement)

6. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

          "The allotment of 1,103,240 ordinary fully paid A$0.004 shares of the Company to Camtech (SA) Pty Limited
          ("Camtech") for an issue price per ordinary share of A$2.5379 on 31 March, 1998 is approved."
                                             (see Explanatory Statement)

7. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

          "The allotment of 5,400,000 ordinary fully paid A$0.004 shares of the Company to ANZ Nominees Limited, as trustee for Ligapart AG, for an issue price of A$3.4072 per ordinary share on 24 April, 1998, is approved."
                                             (see Explanatory Statement)

By order of the Board,

Michael Hughes
Company Secretary

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                                     NOTES

A member entitled to attend and vote at the annual general meeting may appoint 1 or 2 persons to attend and vote at the meeting as the member's proxy.

A proxy need not be a member. If 2 proxies are appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

Proxies may only be appointed by returning the enclosed proxy form to the secretary at the Company's registered office no later than 10:00 am Australian eastern standard time, Wednesday May 27, 1998. The proxy form must be signed by the member or an attorney duly authorized in writing. If the member is a company, the form must be executed under the seal of the company, or by its duly authorised officer or attorney.

A proxy form in respect of the above items of business is included with this Notice.


                             EXPLANATORY STATEMENT
                  TO FURTHER NOTICE OF ANNUAL GENERAL MEETING

ITEM 5

These fully paid shares were issued as part consideration for the acquisition by the Company of Access One Pty Limited, the Internet service business of Solution 6 on 25 November, 1997. The Company is seeking subsequent approval of this issue to satisfy the requirements of Australian Stock Exchange Limited (ASX) Listing Rule 7.4 for its listing on the ASX. These fully paid ordinary shares are entitled to all the rights all existing issued ordinary shares of the Company are entitled to under the Company's Articles of Association.

Pursuant to the Agreement of 25 November, 1997 up to a further 2,800,000 shares are to be issued to Solution 6 by the Company subject to resolution of certain outstanding adjustments provided for in that Agreement. If these shares are issued to Solution 6 pursuant to this approval, they will be issued within three months from the date of this meeting. The allotment of these shares will occur progressively. The Company is seeking approval from the meeting under Listing Rule 7.1 prior to this issue.

The Company will disregard any votes cast on a resolution by Solution 6 and an associate of Solution 6. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

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ITEM 6

These fully paid ordinary shares were issued as part consideration for the acquisition by the Company from Camtech of its Internet service business The Company is seeking subsequent approval of this issue to satisfy the requirements of ASX Listing Rule 7.4 for its listing on the ASX. These fully paid ordinary shares are entitled to all the rights all existing issued ordinary shares of the Company are entitled to under the Company's Articles of Association.

The Company will disregard any votes cast on a resolution by Camtech and an associate of Camtech. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ITEM 7

These fully paid ordinary shares were issued as consideration for the acquisition by OzEmail Fax Investments Pty Limited (a controlled entity of the Company) of 3,700,000 fully paid Ordinary Shares in OzEmail Interline Pty Limited. The Company is seeking subsequent approval of this issue to satisfy the requirements of Australian Stock Exchange Limited (ASX) Listing Rule 7.4 ahead for its listing on the ASX. These fully paid ordinary shares are entitled to all the rights all existing issued ordinary shares of the Company are entitled to under the Company's Articles of Association.

The Company will disregard any votes cast on a resolution by Ligapart and an associate of Ligapart. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

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                                OZEMAIL LIMITED
                                ACN 066 387 157
          FURTHER PROXY FORM FOR ANNUAL GENERAL MEETING ON 29 MAY 1998

The Company Secretary
OzEmail Limited
Level 1, 39 Herbert Street
ST LEONARDS  NSW  2065

Name:  ________________________________________________________________

Address:  _____________________________________________________________

being a member/members of OzEmail Limited, hereby appoint

(name of first proxy)  ________________________________________________

(address)  ____________________________________________________________

to represent _______ per cent of my/our voting rights, and

(name of second proxy)  _______________________________________________

(address)  ____________________________________________________________

to represent _______ per cent of my/our voting rights, or in their absence the chairman of the meeting, as my/our proxy to vote for me/us on my/our behalf at the general meeting of the Company to be held May 29, 1998 and at any adjournment of that meeting.

I/we direct my/our proxy to vote as indicated below.

(If you wish to indicate how your proxy is to vote, please tick the appropriate spaces below. If no directions are made, the proxy may abstain or vote at his or her discretion.)

RESOLUTION                                                  FOR       AGAINST

5. Pursuant to a Sale and Purchase Agreement relating to Access One between the Company and Solution 6
     Holdings Limited ("Solution 6") dated 25 November
     1997 (the "Agreement"), the allotment on 25
     November, 1997 of 7,200,000 ordinary fully paid
     A$0.004 shares of the Company to Solution 6 and in accordance with, and subject to the conditions of, the Agreement the allotment of up to a further
     2,800,000 ordinary fully paid $A0.004 shares of the Company to Solution 6 all such shares having an issue price of US$1.0875, convertible to an Australian dollar equivalent on the date of allotment, per ordinary share.

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6.   The allotment of 1,103,240 ordinary fully paid
     A$0.004 shares of the Company to Camtech (SA) Pty
     Limited ("Camtech") for an issue price per ordinary share of A$2.5379 on 31 March, 1998 is approved.

7.   The allotment of 5,400,000 ordinary fully paid
     A$0.004 shares of the Company to ANZ Nominees
     Limited, as trustee for Ligapart AG, for an issue price of A$3.4072 per ordinary share on 24 April, 1998, is approved.

Signed:  ___________________________

Date:  _____________________________